April 18, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc. Registration Statement on Form S-1 Filed February 12, 2014 File No. 333-193917

Dear Ms. Nguyen:

On behalf of our client, Greenkraft, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2014 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 11, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

In addition, please note that the Amendment contains the audited financial statements of the Company for the years ended December 31, 2013 and 2012.   In connection with the Company’s acquisition of Greenkraft, Inc., a California corporation (the “Subsidiary”) reported on the 8-K originally filed on December 10, 2013, the Company changed its fiscal year to December 31.  Further, the business combination between the Company and the Subsidiary reported in the aforementioned 8-K was accounted for as a reverse acquisition with the Subsidiary being treated as the acquirer for accounting purposes. Accordingly, for all periods presented in the Amendment, the financial statements of the Subsidiary have been adopted as the historical financial statements of the Company known as a change in reporting entity.  As such, the Company is not presenting separate financial statements of both the Company and the Subsidiary in the Amendment (as was originally presented in the Registration Statement).

General

1.
We note that you have outstanding comments related to a Form 8-K originally filed on December 10, 2013. Please note that all comments on the referenced Form 8-K and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form S-1 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form S-1. In this regard, please revise the disclosure on page 18 and the first risk factor on page 13 to include changes to conform with your disclosure in the Form 8-K.

Response:  Please be advised that the disclosure on page 18 and the first risk factor on page 13 have been revised to conform to disclosures made in the Form 8-K in response to the SEC’s comments thereon.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064
Phone 310.982.2720 | Fax 310.982.2719
Email info@indegliacarney.com | www.indegliacarney.com

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

2.
Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. To the extent that you need to amend the equity line agreement to do so, please withdraw your current registration statement and refile a new registration statement, along with the amended equity line agreement, which registers no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

Response:  The equity line financing transaction contemplated by the Form S-1 (the “Transaction”) is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended.  The transaction is one that the SEC has analyzed as an “indirect primary offering.”  (See Securities Act Compliance and Disclosure Interpretation (“CDI”), Question 139.13.)  The SEC routinely permits companies to register the “resale” of the securities prior to the exercise of the put if the transactions meet the following conditions:

•	the company must have “completed” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;
•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and
•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling stockholder(s). (CDI: Q139.13).

In addition, the Company also notes CDI 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, CDI 612.09 states that consideration should be given to the following factors:

•	how long the selling stockholders have held the shares;
•	the circumstances under which they received them;
•	their relationship to the issuer;
•	the amount of shares involved;
•	whether the sellers are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, both with respect to CDI 139.13 and 612.09, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Background

Greenkraft, Inc., a California corporation (“Greenkraft”) was founded in 2008 by George Gemayel, a well-known and experienced automotive industry and entrepreneur, to provide commercial vehicles that run on alternative energy fuels such as compressed natural gas (CNG) or liquefied propane gas (LPG).  In connection with its formation, Greenkraft issued 100,000,000 shares of its common stock to Mr. Gemayel.  In 2008 and thereafter, as the economy fell into recession and raising capital became more difficult, Mr. Gemayel and his related entities provided all necessary funding for Greenkraft.  As a result, Mr. Gemayel remained the sole stockholder of Greenkraft.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

In the latter part of 2012, as capital markets became more favorable, Greenkraft began preparations for its alternative public offering, or APO, in 2013, in which Greenkraft would obtain a PIPE or equity line, which would occur simultaneously with, or shortly after, a reverse merger into a publicly traded company.  To that end, Greenkraft entered into an investment agreement with Kodiak Capital Group, LLC (“Kodiak”) on January 17, 2013 to provide up to $5 million of additional equity capital.  Kodiak is an institutional investor that invests in a wide range of companies and industries emphasizing lifesciences, energy, and technology companies.  Before entering into the investment agreement with Greenkraft on January 17, 2013, Kodiak did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, or any other greater than 5% holders of the Company’s outstanding shares of common stock.

Thereafter, on December 5, 2013, the Company entered into a Share Exchange Agreement (the “Purchase Agreement”) with Mr. Gemayel, the sole stockholder of Greenkraft, pursuant to which the Company issued 83,000,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of its common stock to Mr. Gemayel in consideration of Mr. Gemayel’s transfer of all of his Greenkraft shares to the Company’s wholly-owned acquisition subsidiary, Greenkraft, Inc, a Nevada corporation (the “Acquisition Subsidiary”), at which time Greenkraft became Acquisition Subsidiary’s  wholly owned subsidiary (the “Acquisition”).  The Acquisition was a transaction commonly referred to as a “reverse merger.”  As a result, as of the closing, 85,115,660 shares (as adjusted) of the Company’s common stock were issued and outstanding.  Of those 85,115,660 shares, 83,000,000 shares (or approximately 97%) were held by Mr. Gemayel.  The Greenkraft shares exchanged for the Company shares were valued at $100,000,000 based on internal forecasts and EBITDA projections prepared by the common management of Greenkraft and the Company.1

Thereafter, on February 11, 2014, the Company entered into an Investment Agreement (the “Investment Agreement”) with Kodiak.2  The Investment Agreement provides the registrant with a financing (the “Financing”) whereby the registrant can issue and sell to Kodiak, from time to time, shares of the registrant’s common stock up to an aggregate purchase price of $5 million (the “Put Shares”) during the Open Period (as defined below).  Under the terms of the Investment Agreement, the registrant the right to deliver from time to time a put notice (a “Put Notice”) to Kodiak stating the dollar amount of Put Shares the registrant intends to sell to Kodiak with the price per share based on the following formula: eighty three percent (83%) of the lowest volume-weighted average price of the Company’s common stock during the period beginning on the date of the Put Notice and ending five (5) days thereafter.  Under the Investment Agreement, the registrant may not deliver the Put Notice until after the resale of the Put Shares has been registered pursuant to a registration statement filed with the Securities and Exchange Commission.  Additionally, provided that the Investment Agreement does not terminate earlier, during the period beginning on the trading day immediately following the effectiveness of the registration statement and ending eighteen months after effectiveness of the registration statement covering the securities registered the resale of the put shares (the “Effective Date”), the registrant may deliver the Put Notice or Notices to Kodiak (the “Open Period”).  On each Put Notice submitted to the Investor by the Company, the Company shall have the option to specify a suspension price (“Suspension Price”) for that Put.  In the event the Common Stock price falls below the Suspension Price, the Put shall be temporarily suspended.  The Put shall resume at such time as the Common Stock is above the Suspension Price, provided the dates for the Pricing Period for that particular Put are still valid.  In the event the Pricing Period has been complete, any shares above the Suspension Price due to the Investor shall be sold to the Investor by the Company at the Suspension Price under the terms of this Agreement.  The Suspension Price for a Put may not be changed by the Company once submitted to the Investor.  In addition, the registrant cannot submit a new Put Notice until the closing of the previous Put Notice, and in no event shall Kodiak be entitled to purchase that number of Put Shares which, when added to the sum of the number of shares of common stock already beneficially owned by Kodiak, would exceed 4.99% of the number of shares of common stock outstanding on the applicable closing date.

1 Such internal forecasts and projections have not been independently verified by any financial advisor and are solely based on management beliefs.

2 Upon the Company entering into the Investment Agreement with Kodiak on February 11, 2014, Greenkraft and Kodiak terminated the January 17, 2013 investment agreement.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

Under the Investment Agreement, Kodiak Capital Group is irrevocably bound to purchase all of the shares of the Company’s common stock being registered.  (See, Investment Agreement, Section 2(B)).3  Only the Company has the right to exercise the put.  (See, Investment Agreement, Sections 2(B)).  Upon receipt of a Put Notice, Kodiak Capital Group is irrevocably bound to purchase the shares, except only for conditions outside of Kodiak’s control.  (See, Investment Agreement, Section 2(B), Section 2(E)).  None of the conditions set forth in Section 2(E) of the Investment Agreement is within Kodiak’s control, and no other provision of the Investment Agreement grants Kodiak any further investment decision once the put notice is delivered.  The Investment Agreement does not give Kodiak the right to acquire any additional securities, either at the same time of the put or any time thereafter.  Further, the Investment Agreement does not allow Kodiak to decide when, or at what price, to purchase the shares set forth on the put notice.  There is no “due diligence out” in the Investment Agreement.  The conditions to closing set forth in the Investment Agreement are standard and customary in the industry for equity line transactions and do not grant Kodiak any control over whether the put will be delivered or whether the shares must be purchased.

Kodiak acquired 147,058 shares of the Company’s common stock as a commitment fee for entering into the Investment Agreement.  Pursuant to that agreement, once the Registration Statement is declared effective, the Company may sell up to an additional 4,852,942 shares to Kodiak pursuant to the terms of the Investment Agreement. The 5,000,000 shares that are the subject of the Registration Statement would equal 5.8% of the currently outstanding shares if sold and issued in full to Kodiak.

The Investment Agreement provides that the pricing is based on a formula tied to market price (eighty-three percent (83%) of the volume weighted average price of the Company’s common stock), and there are existing markets for the Company’s common stock, both on the facilities of the OTC Bulletin Board and on the OTCQB marketplace.

Before entering into the Investment Agreement, Kodiak did not own any securities of the Company and, other than its relationship with Greenkraft, was not affiliated with the Company or any of its officers, directors, or any other greater than 5% holders of the Company’s outstanding shares of common stock.

As of March 31, 2014, 86,252,718 shares of the Company’s common stock were issued and outstanding.  Of those 86,252,718 shares, 83,000,000 shares (or 96%) are held by the Company’s Chairman, President, and Secretary, George Gemayel.  Consequently, the percentage of outstanding shares held by non-affiliates (approximately 4% of outstanding shares) is unusually low for a public entity.

3 The Investment Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2014.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

Analysis

The Transaction complies with the SEC Staff’s Guidance set forth in CDI Questions 139.12 through 139.24.

The Company “completed” the private transaction of all of the shares being registered for “resale” before filing the registration statement.

The SEC considers a private transaction to be completed if the agreement provides for pricing based on formula tied to market price and there is an existing market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces of OTC Link ATS.  (CDI: Q139.13).  In this case, the Investment Agreement provides that the pricing is based on a formula tied to market price (eighty-three percent (83%) of the volume weighted average price of the Company’s common stock), and there are existing markets for the Company’s common stock, both on the facilities of the OTC Bulletin Board and on the OTCQB marketplace.

The SEC considers a private transaction to be completed if the investor is irrevocably bound to purchase all of the securities.  (CDI: Q139.15).  This means, among other things, that only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put. (CDI: Q139.15).  Some examples of conditions that the SEC has viewed as continuing to provide the investor with an investment decision include agreements that give investors the right to acquire additional securities (including the right to acquire additional securities through the exercise of warrants) at the same time or after the issuer exercises the put, agreements that permit the investor to decide when or at what price to purchase the securities underlying a put, and agreements with termination provisions that have the effect of causing the investor to no longer be irrevocably bound to purchase the securities underlying the put.  (CDI: Q139.17).  Further, a “due diligence out” as a condition to closing is within the investor’s control such that it would prevent the private transaction from being “completed.”  (CDI: Q139.18).  However, conditions to closing such as “bring downs” of customary representations or warranties and customary clauses regarding no material adverse changes affecting the company are not considered within the investor’s control.  (CDI: Q139.19).  In order to be considered complete by the SEC, the securities may not be considered “derivative” securities that are convertible or exchangeable into other securities.  (CDI: Q139.20).

The Company “completed” the private transaction of the shares being registered before the registration statement was filed.  Under the Investment Agreement, Kodiak is irrevocably bound to purchase all of the shares of the Company’s common stock being registered.  (See, Investment Agreement, Section 2(B)).  Only the Company has the right to exercise the put.  (See, Investment Agreement, Sections 2(B)).  Upon receipt of a Put Notice, Kodiak is irrevocably bound to purchase the shares, except only for conditions outside of Kodiak’s control.  (See, Investment Agreement, Section 2(B), Section 2(E)).  None of the conditions set forth in Section 2(E) of the Investment Agreement is within Kodiak’s control, and no other provision of the Investment Agreement grants Kodiak any further investment decision once the put notice is delivered.  The Investment Agreement does not give Kodiak the right to acquire any additional securities, either at the same time of the put or any time thereafter.  Further, the Investment Agreement does not allow Kodiak to decide when, or at what price, to purchase the shares set forth on the put notice.  There is no “due diligence out” in the Investment Agreement.  The conditions to closing set forth in the Investment Agreement are standard and customary in the industry for equity line transactions and do not grant Kodiak any control over whether the put will be delivered or whether the shares must be purchased.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

The Registration Statement is on a Form that the Company is eligible to use for a primary offering.

The Registration Statement is filed on a Form S-1, which is a form that the Company is eligible to use for a primary offering.

In the prospectus, Kodiak Capital Group is identified as an underwriter as well as a Selling Stockholder.

Kodiak is identified as an underwriter on both on the front cover page and the Selling Stockholder section of the prospectus.  Kodiak is also identified as a selling stockholder in the Selling Stockholder section of the prospectus.

The foregoing is the basis on which the Company has determined that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act.  The transaction falls squarely within the guidance set forth in CDI Questions 139.12 through 139.24.

The Transaction complies with the SEC Staff’s Guidance set forth in CDI Question 612.09.

Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Kodiak.  Proceeds from the sale of any securities are solely for the account of Kodiak, although the Company may receive proceeds of up to $5 million from the sale of shares to Kodiak pursuant to the terms of the Investment Agreement.  With regard to the Staff’s comment, we note CDI 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, CDI 612.09 states that consideration should be given to the following factors:

•	how long the selling stockholders have held the shares,
•	the circumstances under which they received them,
•	their relationship to the issuer,
•	the amount of shares involved,
•	whether the sellers are in the business of underwriting securities, and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

The Seller Has Held the Shares since the signing of the Investment Agreement under CDI 139.13.

Of the 5,000,000 shares being registered pursuant to the Registration Statement, 147,058 shares were issued in connection with Kodiak’s entry into the Investment Agreement and the remaining shares may be sold to Kodiak, and subsequently resold under the Registration Statement, over a period of approximately 18 months from the date the Registration Statement is declared effective.  In this regard, we believe it is important to note that CDI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement.  As in all equity line transactions, the selling stockholder has accepted the market risk of its investment from the date of entering into the Investment Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to the selling stockholder pursuant to the terms of that agreement.

The Circumstances under which the Selling Stockholder Received the Shares are Consistent with an Indirect Primary Offering.

Kodiak obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arms-length prior to the filing of the Registration Statement.  Although the Staff requires disclosure that Kodiak is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the Transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering.  Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and forbearing market risk.  Pursuant to the Investment Agreement, Kodiak may purchase shares put to it by the Company at a slight discount; however, Kodiak is required to take the securities put to it by the Company under the Investment Agreement and there is no agreement or arrangement regarding the price at which Kodiak will resell such shares to the public pursuant to the Registration Statement.  Additionally, Kodiak is prohibited from engaging in or effecting, directly or indirectly, any “short sale” of the Company’s common stock during the term of the Investment Agreement.  As such, unlike a traditional underwriter, Kodiak is taking investment risk with regard to the securities it will acquire under the Investment Agreement, and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Investment Agreement; indeed, Kodiak is at risk that it may incur a loss in the resale of those shares.

The Selling Stockholder’s Relationship to the Issuer is Typical for an Indirect Primary Offering

Kodiak is not an affiliate of the Company, a broker-dealer or an affiliate of a broker-dealer.  The only relationship between Kodiak and the Company is the relationship established through the Investment Agreement.  Kodiak has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment.  Kodiak will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Kodiak are not dependent on the price at which Kodiak ultimately sells the shares pursuant to the Registration Statement.

In addition, Kodiak has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Kodiak under the Investment Agreement.  Kodiak will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any securities, as applicable.  Kodiak will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

The Amount of Shares to be Sold by the Selling Stockholder is Small in Relation to the Number of Shares Outstanding

As of March 31 2014, the Company had 86,252,718 shares of common stock outstanding.  Of such shares, the Company believes approximately 3,252,718 shares are held by non-affiliates of the Company.  The selling stockholder seeks to register 5,000,000 common shares pursuant to the Registration Statement, constituting approximately 5.8% of the total outstanding shares and 153.7% of the shares held by non-affiliates.

The Company is aware that the Office of Chief Counsel and the Staff of Corporation Finance at the SEC (the “Staff”) has, on occasion, taken the view that certain transactions may not eligible for continuous registration pursuant to Rule 415(a)(1)(i) due to the size of the offering in relation to the total number of shares outstanding, resulting in a resale registration statement being deemed to be a primary offering.  In taking this view, the Staff has expressed that certain offerings that have abusive transaction structures with market participants that are more likely to engage in illegal trading activities are of the type that raise concerns whereby an offering should be deemed to be primary.  In particular, the historical focus has been on so-called “toxic” convertible PIPE transactions, where convertible promissory notes (or other securities) with floating conversion prices are issued, resulting in a conversion into a multiple of the total number of shares outstanding.  These securities have the potential for a significant, but undefined, dilutive effects on existing stockholders.

The Company understands that, as a result, and in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates at the time of registration.  As the Company understands it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer seeks to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09.  As far as the Company is aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply.  The Company understands that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.4

           The Company also understands that the Staff has taken a different approach for APOs, such as a transaction in which a PIPE or equity line occurs simultaneously with, or shortly after, a reverse merger.  The Staff has indicated that an APO would fall under a different set of criteria than a toxic convertible PIPE and that an issuer in an APO can register many more shares than customary or toxic PIPEs.  In doing so, the Staff has acknowledged that, in an APO conducted within a typical reverse merger transaction, there is an exceedingly small public float and relatively high multiple of that float being sold in a concurrent financing transaction.  Typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  Due to the nature of reverse merger transactions, the surviving public entity is often left with a significant amount of shares held by affiliated stockholders who were related to the private entity, resulting in a small public float which makes it extremely difficult for companies involved in a reverse merger to obtain subsequent financing.  The Staff has expressed the view that unusual fact patterns, such as reverse merger situations, merit special consideration when deciding issues arising under Rule 415 and that these types of APOs do not present the same abusive concerns as toxic PIPEs.

4 See Speech by John W. White; Keller and Hicks: Unblocking Clogged PIPEs.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

For these reasons, and the reasons that follow, the Company does not believe that the Staff should deem this offering to be a primary offering (as opposed to an “indirect primary offering”) due to the number of shares to be sold by the Selling Stockholder in relation to the number of shares held by non-affiliates.  The Company does not believe that the resale secondary offering contemplated by the Company’s registration statement is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company respectfully submits that the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering done on behalf of the issuer or as an indirect primary offering.  The Company’s history and resulting unusual ownership structure, and other factors offering protection for non-affiliated stockholders, should be given equal consideration.

Non-affiliate ratio results from financing history and should not cause concern

Greenkraft, Inc. was founded in 2008 by George Gemayel, a well-known and experienced automotive industry and entrepreneur, to provide commercial vehicles that run on alternative energy fuels such as compressed natural gas (CNG) or liquefied propane gas (LPG).  In connection with its formation, Greenkraft issued 100,000,000 shares of its common stock to Mr. Gemayel.  As the economy fell into recession and raising capital became more difficult, Mr. Gemayel and his related entities provided the necessary funding for Greenkraft.  As a result, Mr. Gemayel remained the sole stockholder of Greenkraft.

In the latter part of 2012, as capital markets became more favorable, Greenkraft began preparations for its alternative public offering, or APO, in 2013, in which Greenkraft would obtain a PIPE or equity line, which would occur simultaneously with, or shortly after, a reverse merger into a publicly traded company.  To that end, Greenkraft entered into an investment agreement with Kodiak on January 17, 2013 to provide up to $5 million of additional equity capital.  Kodiak is an institutional investor that invests in a wide range of companies and industries emphasizing lifesciences, energy, and technology companies.  Before entering into the investment agreement with Greenkraft on January 17, 2013, Kodiak did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, or any other greater than 5% holders of the Company’s outstanding shares of common stock.

Thereafter, on December 5, 2013, the Company entered into the Purchase Agreement with Mr. Gemayel, pursuant to which the Company issued 83,000,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of its common stock to Mr. Gemayel in a transaction commonly referred to as a “reverse merger.”  The Greenkraft shares exchanged for the Company shares were valued at $100,000,000 based on internal forecasts and EBITDA projections prepared by the common management of Greenkraft and the Company.  The reverse merger diluted the ownership interest of Mr. Gemayel to approximately 97% of the total shares outstanding; however, this stockholder continues to be an affiliate of the Company, as that term is defined in Securities Act Rule 405.  For these reasons, and as is typical with reverse merger transactions, the public float of the Company was, and remains, relatively small.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

As of March 31, 2014, 86,252,718 shares of the Company’s common stock were issued and outstanding.  Of those 86,252,718 shares, 83,000,000 shares (or 96%) are held by the Company’s Chairman, President, and Secretary, George Gemayel.  Consequently, the percentage of outstanding shares held by non-affiliates (approximately 4% of outstanding shares) is unusually low for a public entity.

Before entering into the Investment Agreement, Kodiak had no affiliation, agreements or understandings with the Company, its officers, directors, or affiliates.  Were the Company to issue all 5,000,000 shares that it has the contractual right to issue to Kodiak under the Investment Agreement, Kodiak would not be an affiliate of the Company, as it would lack any ability to control or influence the decisions of the Company due to the existence of the significantly larger stockholder and his relative ownership position.

The Company filed its S-1 registration statement in connection with financings following its reverse merger transaction.  As in the case of the Transaction, typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  Due to the nature of reverse merger transactions, the Company has a significant amount of shares held by its principal stockholder, resulting in a small public float. The Staff has expressed the view that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415, and such a situation exists here.

Thus, while a high ratio of shares offered to outstanding shares held by non-affiliates may be an indicia of concern in many cases, it exists here as a result of the best efforts of the founder to build the Company in a difficult economic environment.   Accordingly, in the present situation, while the shares registered for resale (5,000,000) represent a large percentage of the shares held by non-affiliates (153.7%), those shares, in fact, represent a significantly smaller portion of the outstanding shares (5.8%) than in many equity line transactions in which the registered shares represent less than one-third of the non-affiliate float.

The Selling Stockholder is not in the Business of Underwriting Securities

Kodiak is not in the business of underwriting securities and is not a registered broker-dealer.  In fact, Kodiak and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

The Structure of the Investment Agreement Offers Protection for non-affiliated Stockholders.

The Investment Agreement permits the Company, in its sole discretion, to put shares to Kodiak at a price tied directly to the market price of the common stock.  Unlike most equity line financings, the Investment Agreement includes a purchase price floor – the suspension price - that will limit the amount of dilution to existing stockholders by setting objective parameters regarding when the Company can put shares to Kodiak.  When the Company gives notice to Kodiak of a put, the Company can establish a minimum “suspension” price for that put, so that, in the event the market price of the common stock falls below the suspension price, the put is suspended.  In addition, also unlike most equity line transactions, the Investment Agreement prohibits Kodiak from engaging in any direct or indirect short selling of the Company’s common stock.   By including provisions that allow the Company to set the minimum purchase price for each put prior to such transaction, and prohibiting Kodiak from engaging in any short transactions with regard to those shares, the Investment Agreement requires that Kodiak assume investment risk with respect to the purchased shares and aligns Kodiak’s economic interests with those of the non-affiliated stockholders.  These provisions offer possible protection against excessive dilution to the non-affiliated stockholders of the Company by potentially avoiding the issuance of shares at very low prices.  Accordingly, the dilutive effect of shares registered in this transaction on non-affiliated stockholders could be less than in many other indirect primary offerings that are limited to one-third of the non-affiliate float.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

Other Factors Offer Protection for Non-Affiliated Stockholders

The Company also believes the nature of the parties to this transaction, the lack of any prior relationship between them and the structure of the Investment Agreement support the conclusion that Kodiak is not acting as a mere conduit for the Company in selling the shares.  Kodiak is an institutional investor that had no relationship with the Company and owned no shares of the Company prior to entering into the Investment Agreement on February 11, 2014.  It is not in the business of underwriting securities and is not a registered broker-dealer.  Kodiak and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company and a history of maintaining ownership interest in the companies with which it engages in those transactions.  The Company entered into the Investment Agreement with Kodiak on an arms-length basis on terms that obligate Kodiak to purchase the Company’s shares as principal at prices determined by formulas tied to the market.  The Company disclosed the February 11, 2014 Investment Agreement as a material contract on a Form 8-K filed with the SEC on February 12, 2014.  Thus, Kodiak was irrevocably bound to purchase the Company’s securities on February 11, 2014 before the registration statement was filed on February 12, 2014.

It is worth noting that, in the present transaction, the Company is looking to register a total of 5,000,000 shares of its common stock.  This amount represents approximately 5.8% of 86,252,718, which is the total number of shares of the Company’s common stock currently issued and outstanding.  Thus, even if the Company were to deliver a put to Kodiak for all shares being issued under the registration statement, it would only result in dilution to the existing shares.

Kodiak is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Investment Agreement.  In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.  Securities Act Section CDI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering.  Specifically, a company must meet the following conditions:

•	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;
•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and
•	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

The Company respectfully submits that the relationship of the registered shares to the non-affiliate float should not be dispositive in the present situation.  In addition, the Company respectfully submits that the large percentage of shares held by the Company’s insiders is due to economic circumstances and does not suggest that the proposed offering presents a greater risk to the non-affiliated stockholders than if that percentage were lower.  In this regard, the Company notes that the high ownership levels by management align their interests closely with Kodiak and other non-affiliated stockholders because of the desire of all parties for stability and growth in the Company’s stock price.  In addition, the Company believes that other aspects of this transaction, including the suspension price in the Investment Agreement, the manner of calculation of the purchase price, the lack of any prior relationship between the Company and Kodiak, the significantly lower relationship of the registered shares to the total number of shares outstanding,  and the other factors typically reviewed by the Staff in connection with equity line financings align Kodiak’s economic interests with those of the non-affiliated stockholders and offer protection for the Company’s nonaffiliated stockholders.  In this regard, we respectfully suggest that this transaction is one where the SEC has “cast out a net and caught some dolphins with the tuna.”5

Conclusion

The Company respectfully submits that it has met the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering.  In addition, the Company believes that this Transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Kodiak is not an affiliate of the Company, would not be considered one even if it held all shares registered for resale, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.  Based on the facts and circumstances described herein, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in CDI 139.13 and 612.09.

3.
Given the size of the equity line financing transaction, we note that you may need to file subsequent registration statements to register the shares of your common stock that Kodiak Capital Group, LLC may acquire pursuant to the equity line financing transaction. For purposes of Rule 415 of the Securities Act of 1933 and your eligibility to rely upon such rule, please note that we will treat as different transactions any registration statement that registers shares of your common stock for sale by Kodiak Capital Group, LLC after the later of (i) 60 days after the time that Kodiak Capital Group, LLC and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Kodiak Capital Group, LLC and its affiliates. To the extent that a subsequent registration statement is filed prior to such timing, please note that we may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please confirm your understanding of the above guidance regarding subsequent registration statements related to this equity line financing transaction.

Response:   On behalf of the Company, we hereby confirm they understand the Staff’s position.

5 See Lowenstein Sandler Client Alert, “SEC Staff Clarifies Views on Rule 415” January 2007.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 18 2014

Forward-Looking Statements, page 1

4.
Please refer to the first paragraph. Please either delete the references to the Private Securities Litigation Reform Act of 1995 or expand your disclosure to clarify that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to penny stock issuers like yourself. We also note the references in this paragraph to “drugs” and “human therapeutics” which are not applicable to your business and operations. Please revise as applicable.

Response:   In response to the Staff’s comment, the disclosure in the Amendment has been revised to state that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to penny stock issuers like the Company.  In addition, the disclosure has been revised to delete the inapplicable references.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia &Carney

By:	/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:        Greenkraft, Inc.